

December 9, 2011

Via E-mail

Mr. Youval Saly
Chief Executive Officer
Pimi Agro Cleantech, Inc.
269 South Beverly Drive, Suite 1091
Beverly Hills California 90212

> **Re:** **Pimi Agro Cleantech, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed April 12, 2011**
> **File No. 333-158986**

Dear Mr. Saly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 23
1. It appears you have accounting policies that require you to make assumptions about matters that are highly uncertain at the time the estimate is made and for which a change in the estimate from period to period would result in a material impact on your presentation of financial condition or results of operations. Accordingly, please revise your Form 10-K to include a discussion of critical accounting policies. See Section V of FR-72 (Release No. 33-8350) for guidance.

General – Results of Operations, page 25
2. Your current comparative discussion of results of operations is overly general in nature. Your current discussion of changes in income statement amounts enumerates the source of

the changes, but not the facts and circumstances surrounding each change. As discussed in the Interpretive Release about Management's Discussion and Analysis referenced below, one of the primary objectives of your discussion should be to provide an explanation of the financial statements that enables investors to see the company through the eyes of management. For example, your discussion of changes in General and Administrative expenses cites changes in professional fees, but does not indicate why these professional fees changed. You should revise this section to comply with FR-72 (Release No. 33-8350) in this regard. Additionally, your disclosures could be improved by:

- using tables to present dollar and percentage changes in amounts, rather than including such information in narrative form;
- using additional tables to list, and quantify all of the material individual factors to which changes in amounts are attributable and;
- providing a robust trend analysis to complement such disclosure.

Liquidity and Capital Resources, page 25

3. Please significantly expand your discussion of the actions that management has taken and/or intends to take that you believe will provide the opportunity for the company to continue as a going concern. These actions, and their anticipated impact, should be described in detail. This comment applies to both your annual and interim filings.

4. Please specifically state that the auditors' report expressed substantial doubt as to your ability to continue as a going concern. Filings with such accountants' reports should contain appropriate and prominent disclosure of financial difficulties and viable plans to overcome these difficulties. Refer to Section 607.02 of the Financial Reporting Codification for guidance. Please revise your annual and interim MD&A narratives accordingly. In this regard, please prominently disclose, if true, that agreements with shareholders to provide financing are only verbal commitments and that your shareholders are not legally obligated to provide funding for your operations.

Item 9A. Controls and Procedures, page 28

5. Please amend your Form 10-K to include management's assessments of internal control over financial reporting and disclosure controls and procedures as required by Items 307 and 308 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief